AMENDING AGREEMENT

THIS AGREEMENT is dated for reference the 28th day of April , 2006.

BETWEEN:

ALMADEN MINERALS LTD., and **COMPANIA MINERA ZAPATA, S.A. DE C.V.** 1103 – 750 West Pender Street, Vancouver, B.C. V6C 2T8

(the "Optionor")

OF THE FIRST PART

AND

CONSOLIDATED SPIRE VENTURES LTD. 1250 – 800 West Pender Street, Vancouver, B.C. V6C 2V6

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A. The Optionee, under the terms of an Option Agreement – Campanario Property made as of November 14th, 2005 (the "Option Agreement") obligated itself to incur Exploration Expenses aggregating not less than $ 125,000 on or before April 30, 2006 ("Initial Expenditure")

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of $10 now paid by the Optionee to the Optionor, the receipt and sufficiency of which is hereby expressly acknowledged, and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1. INTERPRETATION

For the purposes of this Amending Agreement, including the recitals and any schedules hereto, all defined terms shall have the meaning ascribed to them in the Option Agreement.

2. EXTENSION

The parties agree that the time for the performance of the Initial Expenditures shall be extended from April 30, 2006 to October 31, 2006.

3. AFFIRMATION OF TERMS

In all other respects the remaining terms of the Option Agreement shall remain unchanged and in full force and effect.

4. FURTHER ASSURANCES

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Amending Agreement.

5. ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

ALMADEN MINERALS LTD.:

____
Authorized Signatory

and **COMPANIA ZAPATA S.A DE S.A.:**

____
Authorized Signatory

CONSOLIDATED SPIRE VENTURES LTD.:

____
Authorized Signatory